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03029601

August 25, 2003

By Hand Delivery



RECD S.E.C.
AUG 27 2003
1086

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Génerales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find (i) a press release dated July 29, 2003, announcing the confirmation by AGF that it has entered into negotiation with ING regarding the eventual disposal of its Belgium Bank subsidiary; (ii) a press release dated July 30, 2003, announcing AGF's first half growth in premium income from insurance businesses; (iii) a press release dated August 7, 2003, announcing the sale of AGF Belgium Bank subsidiary to ING Belgium; and (iv) a press release dated August 13, 2003, announcing AGF's preliminary half-year results at June 30, 2003 .

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji

Enclosure
cc: Jean-Michel Mangeot
Assurances Génerales de France

Dlw 8/28

PADOCS01/110102.13

File No. 82-4517



Press Release

Paris, July 29th 2003

AGF confirmed it has entered into negotiation with ING regarding the eventual disposal of its Belgium bank subsidiary AGF Belgium Bank.

AGF investor contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Marc De Pontevès	33(0) 1 44 86 20 99 marc.de_ponteves@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 33 (0)6 07 80 13 13
Anne-Sandrine Cimatti	33 (0)1 44 86 67 45 cimatti@agf.fr
Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr

File No. 82-4517



Paris, 30 July 2003

PRESS RELEASE

AGF's premium income from insurance businesses grew by 9.1% in H1 2003 to 8.7 bn euros (up 6.1% on a comparable basis).

All Group businesses grew by 8.6% to 9.5 bn euros (up 5.8% on a comparable basis).

Highlights

- **Property & casualty insurance: up 13.1% on a comparable basis**
  - **Underwriting adjustments continued to be rigorously applied, generating robust business growth**
  - **Portfolios held up well, indicating customer acceptance of rate adjustments**
  - **The large risks business continued to grow, but its share in premium income declined because of the seasonal nature of renewals, causing growth in the property & casualty top line to slow down**

- **Life & health insurance:**
  - **Premium income was stable in H1 (down 0.1% on a comparable basis), thanks to the following factors:**
    - **individual life insurance recovered in Q2**
    - **health insurance and group life insurance posted strong growth**

- **Euler Hermes posted a 70.6% rise in premium income (up 3.3% on a comparable basis), despite a lacklustre economic environment**

- **Mondial Assistance's business continued to hold up well in Q2 (up 1.7% on a comparable basis)**

* *On a comparable basis: at constant exchange rates (H1 2003 premium income was calculated at the exchange rates prevailing in H1 2002) and proforma (H1 2003 premium income was compared to that of H1 2002 using the H1 2003 scope of consolidation).*

For more financial, strategic and institutional information on the AGF Group, visit out internet site http://www.agf.fr

Consolidated H1 2003 premium income

in millions of euros	30.06.03	30.06.02	% chg. 03/02 (unadj.)	% chg. (proforma and const. FX)
LIFE & HEALTH INSURANCE	**3 483.1**	**3 548.6**	**-1.8%**	**-0.1%**
France	2 511.9	2 542.2	-1.2%	-1.2%
Outside France	971.2	1 006.4	-3.5%	2.6%
PROPERTY & CASUALTY INSURANCE	**4 026.6**	**3 619.0**	**11.3%**	**13.1%**
France	2 433.8	2 151.6	13.1%	13.1%
Outside France	1 592.8	1 467.4	8.5%	13.1%
Assistance	**244.5**	**248.3**	**-1.5%**	**1.7%**
Credit insurance	**936.9**	**549.1**	**70.6%**	**3.3%**
Consolidated premium income from insurance activities	**8 691.1**	**7 965.0**	**9.1%**	**6.1%**
Other activities	**16.3**	**16.3**	**0.0%**	**3.8%**
Banking & financial activities	**825.0**	**799.8**	**3.2%**	**3.1%**
Total activities	**9 532.4**	**8 781.1**	**8.6%**	**5.8%**

Notes:

a. *Life & health includes premium income from all individual and group life insurance and all individual and group health and bodily injury insurance.*

b. *Hermes, acquired in early 2002, was consolidated as of 1 July 2002. H1 2002 premium income was adjusted upwards by 376.3 mn euros to put it on a proforma basis.*

c. *Depreciation of South American currencies since H1 2002 had a negative impact of 93 mn euros on consolidated premium income, compared with constant exchange rates.*

d. *Since the start of 2002, asset management services have been consolidated with banking activities.*

Q2 2003 HIGHLIGHTS

The life & health insurance businesses saw a marked improvement (down 0.1% on a comparable basis), and property & casualty insurance continued to post robust growth (up 13.1%).

Life & health insurance recovered in Q2 2003, stabilising premium income over the first six months of the year (on a comparable basis), whereas the top line had contracted by 5.4% in Q1. Two factors were at work: premium income in individual life recovered, while group insurance and health insurance also grew rapidly.

The property & casualty business continued to advance, although at a slightly slower rate in Q2. Because renewals are seasonal, the share of (faster-growing) large risks in total premium income was lower in Q2, which held back overall growth in premium income. In addition, individual risks grew a little bit slower because of a slightly negative volume effect.

I LIFE & HEALTH INSURANCE: premium income stable over the first six months of the year (down 0.1% on comparable basis)

AGF's consolidated premium income from life & health insurance (life, health, family and personal protection, both individual and group) totalled **3,483 mn euros**. Business volumes in the first half of 2003 were characterised by an upturn in premium income from individual life and by more rapid growth in health insurance and group insurance.

Life & health insurance accounted for **40% of the AGF Group's total premium in H1 2003**, vs. 45% in H1 2002.

I.1 FRANCE: upturn in premium income in Q2 (relatively stable over the first six months i.e. down 1.2% vs. a decline of 7.3% in Q1)

Consolidated premium income from life & health insurance totalled **2,512 mn euros**; as such it was **relatively stable** compared with the year-earlier period.

The breakdown and change in life & health premium income in France were as follows:

in millions of euros	**30.06.03**	**30.06.02**	**% change**
Individual life	1 425.2	1 517.0	-6.0%
Dedicated sales force	913.9	948.3	-3.6%
General agents	273.1	335.3	-18,6%
Brokerage	83.0	95.4	-13.0%
Partnerships	118.1	99.1	+19.2%
W Finance	35.4	39.4	-10.2%
Other	1.7	-0.5	n.s.
Group life	480.9	476.2	+1.0%
Total Life	**1 906.1**	**1 993.2**	**-4.4%**
Individual health & bodily injury	282.0	254.8	+10.7%
Group health & bodily injury	323.8	294.2	+10,1%
Total health & bodily injury	**605.8**	**549.0**	**+10.3%**
Total life & health	**2 511.9**	**2 542.2**	**-1.2%**

I.1.1 Individual life:

At the close of the second quarter, premium income from individual life was recovering, but H1 volume still lagged slightly behind that of H1 2002. This was because premium income from new business in Q2 posted sequential growth of 10%, but contracted by 2% compared with the year-earlier period. AGF performed better in Q2 than the French market as a whole, which contracted by nearly 6%. Moreover, in June, premium income from AGF's new individual life business grew by around 7%, whereas the market contracted on average by 1% in this segment. Over the full H1, premium income contracted by 6.0%, compared with H1 2002, as the marketing campaigns that AGF launched in April partially offset the Q1 decrease. Overall savings inflows also recovered, posting an increase of 3% and thereby contracting by only 7% over all of H1, owing to robust growth in low-risk savings vehicles.

Premium income from the **dedicated sales networks** totalled 913.9 mn euros, **contracting at** the same **3.6%** rate in Q2 as it had in Q1. In Q2, premium income from new business saw a gradual re-orientation from traditional euro-denominated policies to the multi-fund AGF Itinéraires Epargne range. Life insurance premiums collected through the **broker** network recovered from a decline of 18% in Q1 to a reduction of only 13% over the full H1, totalling 83 mn euros. **General agents** also

improved their performance in Q2. The volume of premiums they collected declined by only 3.6%, in line with traditional insurers' H1 performance, compared with a 34% decline in Q1. This reduced contraction over the full H1 to 18.6%, with total volume standing at 273 mn euros. Premium income from **life partnerships** totalled 118 mn euros in H1 and owed its **significant advance (19%)** to successful business development at Génération Vie (partnership with Oddo).

I.1.2 Group insurance:

Premium income at AGF Collectives grew substantially in Q2, rising 4.9% year-on-year, lifting half-year performance to a **1.0% rise, at 481 mn euros**. Growth was particularly robust in that the year-earlier period included some large single-premium policies.

Premium income from group health and bodily injury rose sharply, advancing **by 10.1% to 324 mn euros.**

I.1.3 Individual health and bodily injury:

Consolidated premium income from **individual health and bodily injury insurance** totalled **282 mn euros, up a robust 10.3%** compared with H1 2002. The **individual health** business alone posted **a 14% rise to 224 mn euros**. Most of the increase came from strong growth in sales in the dedicated sales networks and from the implementation of higher insurance rates.

Health insurance at Assurances Fédérales continued to post strong growth, with premium income up 23.6% at 15.7 mn euros.

I.2 OUTSIDE FRANCE: premium income up 2.6% on a comparable basis

Outside France, premium income from life & health insurance totalled **971 mn euros, up 2.6%, whereas it had been down 0.9% in Q1. Including the impact of South American currency fluctuations, premium income declined by 3.5%, vs. an 11% decline in Q1.**

I.2.1 Europe outside France: up 3.4% at 793 mn euros in H1, vs. a 2.5% decline in Q1

In **Belgium**, premium income from life & health insurance posted **a recovery in Q2** and totalled **259 mn euros, an increase of 2.6% (vs. a decline of 1.6% in Q1)**, thanks to good performance in individual life capital accumulation products. Health insurance activities remained upbeat, rising nearly 8% in H1, vs. a 4% advance in Q1.

In the **Netherlands**, life & health premium income at the subsidiaries remained virtually stable at **340 mn euros, contracting by 0.5%**, after inching up 0.8% in Q1. Inflows to unit-linked policies declined, and tax relief related to life insurance continued to be scaled back. Both of these factors held back new business volume.

In **Spain**, premium income from life & health insurance saw a significant rise in Q2 to **186 mn euros** (AGF share), **increasing by 14.4%**, vs. a 1% rise in Q1. Traditional life insurance and group life insurance supplied robust growth, despite weakness in new unit-linked business.

I.2.2 South America: down 5.2% on a comparable basis at 125 mn euros, vs. a 9.7% decline in Q1

Negative currency effects were lower in the second quarter as all of the South American currencies appreciated against the euro in June. Year-on-year, the currency impact even turned positive in Argentina. Currency devaluations in the countries where the AGF Group is present are illustrated in the following table:

	1 € =		FX
	June-02	June-03	impact
Argentina (ARS)	3,504	3,226	8.6%
Brazil (BRL)	2,811	3,248	-13.5%
Chile (CLF)	0,042	0,048	-14.3%
Colombia (COP)	2 331.8	3 285.5	-29.0%
Venezuela (VEB)	1 236.8	1 844.6	-32.9%

Taking into account the effect of currency fluctuations, premium income declined by nearly 27% (negative impact of 33.5 mn euros).

In **Brazil**, despite their modest size, life & health insurance operations continued to perform well, **rising 10%** at constant exchange rates to **70 mn euros**. Growth in unit-linked retirement savings plans and strength in traditional life insurance were responsible for the increase.

In **Chile, the AGF Group has decided to withdraw from life insurance, as part of its strategy to optimise capital allocation**. Consequently, the Group stopped writing new life insurance policies and premium income totalled **0.3 mn euros,** vs. 22.6 mn euros in H1 2002.

In **Colombia**, premium income from life & health insurance **contracted by 5.5%** at constant currencies, vs. a 9.2% decline in Q1, totalling **43 mn euros**. In Q2, inflows to capital accumulation products slowed, but less sharply. The gap was only partially filled by growth in individual and group life insurance.

In **Venezuela**, where the Group's life & health insurance activities are limited to health insurance, business continued to grow rapidly in Q2 2003, **surging 48.1%** at constant exchange rates **to 10 mn euros**, as it benefited from significant rate increases and growth in group life insurance activities.

In **Argentina**, premium income totalled 1.2 mn euros in H1 2003.

I.2.3 Other countries: up 10.6% on a comparable basis at 62 mn euros

This increase resulted essentially from growth at AGF Outre-Mer and AGF Afrique.

II PROPERTY & CASUALTY INSURANCE: Continued growth in premium income, up 13.1% on a comparable basis

Consolidated premium income from property & casualty insurance continued to grow, totalling 4,027 mn euros (up 13.1% on a comparable basis). Because the large risks business is seasonal, with most renewals taking place in the first quarter, their share in property & casualty premium income declined in Q2. As large risk insurance is the fastest-growing P&C line (up 70% in Q1), property & casualty insurance grew more slowly in the second quarter. This said, the individual risks business extended the trend observed in Q1.

Property & casualty insurance generated nearly **46% of the Group's premium income**, compared with 45% in H1 2002.

II.1 FRANCE: premium income up 13.1%

Operations in France saw a continuation of the trends observed in Q1.

The portfolios of individual risks held up well. In automotive policies, April-May renewals did not give rise to a higher-than-expected rate of cancellations. In home insurance, portfolio contraction was contained. In this context, trends were broadly in line with the first quarter.

In the first quarter, the large risks business enjoyed a favourable base of comparison, because some renewals that should have taken place in March 2002 were delayed until April. As a result, over the full H1, growth in the large risks business was scaled back to 33%. Their share in total premium income in H1 having declined compared with Q1, growth in premium income from property & casualty insurance as a whole was trimmed to 13.1% in H1, vs. 21.8% in Q1.

Non-life premium income broke down as follows:

in millions of euros	**30.06.03**	**30.06.02**	**% chg. 03/02 (unadj.)**
General agents	1 244.3	1 127.9	10.3%
Non-life brokerage	1 061.7	871.1	21.9%
Non-life group insurance	99.1	92.7	6.9%
Bancassurance (Ass. Fédérales)	27.1	24.4	11.1%
New distribution channels (Calypso)	12.1	13.1	-7.6%
Other	-10.5	22.4	n.s.
Total property & casualty insurance	**2 433.8**	**2 151.6**	**13.1%**

II.1.1 General agents: premium income up 10.3%, vs. a rise of 11.6% in Q1

Premium income in H1 2003 **rose 10.3% to 1,244 mn euros**. The growth rate was relatively close to that of Q1 and served as confirmation that underwriting adjustments had had their desired effect. The portfolio contracted only slightly and the number of vehicles insured was in line with expectations (down 0.9%).

Premium income grew by nearly **9% in individual auto policies, by 5% non-auto individual policies and by 15% in corporate policies.**

II.1.2 Non-life brokerage: premium income up 21.9%, vs. a rise of 38.5% in Q1

Overall, premium income **rose by 21.9%** to **1 062 mn euros**.

Large account premium income climbed by over **33%**, while the portfolio remained relatively stable. Premium income from **SMEs rose by 7%** owing to the combined impact of higher rates and the portfolio's better risk profile. Premium income from AGF La Lilloise's **Fleets and Affinity Groups** business **advanced by 7%**, while the **Individuals** segment, handled through brokerage networks, saw premium income rise by **2.5%**, in line with expectations, given AGF's strategy of selective underwriting.

II.1.3 New distribution channels

Bancassurance:

Assurances Fédérales IARD continued to post robust growth, achieving **11.1% growth** in premium income from individual policies to **27.1 mn euros**, vs. 13.2% growth in Q1.

Other partnerships:

Premium income from other partnerships in H1, deriving primarily the partnership with Les 3 Suisses (Calypso), totalled 12.1 mn euros.

II.2 OUTSIDE FRANCE: up 13.1% on a comparable basis, vs. a 16.6% rise in Q1

Outside France, **premium income from property & casualty insurance maintained the robust growth it posted in Q1, increasing 13.1% over all of H1, on a comparable basis, to 1,593 mn euros.**

II.2.1 Europe outside France: up 14.6% on a comparable basis at 1,215 mn euros, vs. a rise of 15.3% in Q1

In **Belgium**, premium income from property & casualty insurance was **up 13.1%** at **192 mn euros**. Underwriting policy continued to be adjusted, causing the individual risk business to contract. This was more than offset by growth in the large accounts segment.

In the **Netherlands**, P&C premium income at subsidiaries maintained substantial growth in H1, **rising 15.6%** to **573 mn euros**, supported by premium rate increases.

In **Spain**, premium income from property & casualty insurance **grew by 15.2%** to **450 mn euros** (AGF share), supported in particular by continued expansion in the auto insurance business.

II.2.2 South America: up 9.2% on a comparable basis at 264 mn euros, vs. a rise of 14.7% in Q1

Including the impact of currency fluctuations, premium income declined by nearly 11%, because certain currencies continued to depreciate against the euro (negative impact of 58 mn euros).

In **Brazil**, premium income from property & casualty insurance **dipped 2.2%** at constant exchange rates to **133 mn euros**, reflecting continued efforts to improve the quality of the auto and transport portfolios.

In **Chile**, premium income from property & casualty insurance **contracted by 6.7%** at constant exchange rates to **24 mn euros**, owing to a decline in premium income from fire and liability insurance lines.

In **Colombia**, premium income from property & casualty lines **grew 15.8%** at constant exchange rates to **54 mn euros**. The increase derived primarily from expansion in corporate risks.

In **Venezuela**, premium income from property & casualty insurance continued to post robust growth, totalling **28 mn euros, up 48.8%** at constant exchange rates. Growth was driven primarily by auto insurance and industrial risks, which posted increases of 64% and 29% respectively.

In **Argentina**, premium income from property & casualty insurance totalled **23.8 mn euros** in H1 2003, vs. 13.4 mn euros in H1 2002, as the business began to grow again.

II.2.3 Other countries: up 4.9% on a comparable basis at 115 mn euros

Rate increases in French overseas *départements* and territories and growth in P&C businesses in Africa were the primary growth drivers.

III ASSISTANCE

The Mondial Assistance group posted premium income of **245 mn euros** (AGF share) in H1 2003, **up 1.7%** at constant exchange rates.

In H1 2003, the war in Iraq and the SARS epidemic combined to make an unfavourable environment for tourism. As a result, Mondial Assistance suffered a drop in its travel insurance business volume, particularly in Germany, Switzerland, the Netherlands and Belgium. The automotive industry also experienced a slowdown, with European new car registrations down 3.8% over the first five months of the year. Moreover, sluggish growth in euro-zone countries, combined with negative US and UK growth when expressed in euros, held back growth in Mondial Assistance's business volume.

The assistance business showed its capacity to withstand these difficult business conditions, posting modest growth in France, Italy, Germany, Australia, Greece, Poland, Brazil and Canada.

IV CREDIT INSURANCE

Premium income from the AGF Group's credit insurance arm, generated by the subsidiaries of **Euler Hermes,** totalled **937 mn euros. It rose 70.6%** compared with the year-earlier period, because Hermes was consolidated, whereas it had not been at 30 June 2002. On a comparable basis, premium income rose by 3.3%. This figure did not include revenue from the factoring business, which was consolidated with banking income (49 mn euros).

In Europe, Euler Hermes' growth was modest due to several factors: a reduction in policyholders' turnover, reflecting the weak economy, dampened growth in premiums; the number of policy cancellations was up, particularly in the UK and in Italy, largely due to the increase in premium rates applied at policy renewal. Growth in new policies was particularly apparent in Benelux, Germany, Scandinavia and Eastern Europe, where the Group's turnover is expanding faster than in the rest of Europe.

In the United States, the premium income increase is largely due to a boost to new policies, which have resumed their growth following a period of relative stability. The number of policies that have not renewed has also fallen compared to the previous year, which was marked by a review of the portfolio and policy cancellations.

In the rest of the world, Euler Hermes premium income grew significantly. While the volume of premiums is still relatively marginal in relation to regions where the Group has been operating for many years, these countries, where the Group is successfully growing its Credit Insurance business, represent a strong potential for growth.

Premium income by subsidiary broke down as follows:

in millions of euros	**30.06.03**	**30.06.02**	**% chg. 03/02 (unadj.)**	**% chg. proforma and const. FX**
Euler-SFAC	181.9	180.2	0.9%	1.4%
Trade Indemnity + Euler Intern.	117.6	128.1	-8.2%	-1.6%
ACI	81.2	78.6	3.3%	18.4%
Cobac	56.4	52.9	6.6%	5.4%
SIAC	110.2	109.3	0.8%	0.8%
Euler Credito	2.3	0	ns	ns
Euler do Brasil	0.2	0	ns	ns
Hermes	387.1	0	ns	2.5%
Total Credit Insurance	**936.9**	**549.1**	**70.6%**	**3.3%**

V BANKING AND FINANCIAL ACTIVITIES: up 3.1% on a comparable basis

Gross interest income from banking activities, in France and outside France, totalled **825 mn euros, up 3.1% on a comparable basis**, vs. 800 mn euros in H1 2002. Two factors combined to produce the increase: on the one hand, Banque AGF continued to grow. Banque AGF's H1 gross interest income was up 29.5% at 157 mn euros. On the other, Entenial posted a limited decline in interest income, to 500 mn euros despite the fact that rates continued to decline. Indeed Entenial posted a significant increase in net banking income (23.1%).

Asset management revenues **increased slightly to 73 mn euros (up 1.7%), thanks to a favourable Q2** in asset gathering from institutionnal investors.

Revenues from **other financial activities were up slightly at 7.4 mn euros.**

Breakdown of premium income* by line of business and by country

*including credit insurance and assistance

	30.06.03	30.06.02
Life & health insurance	40,1%	44,6%
Property & casualty insurance	46,3%	45,4%
Credit insurance	10,8%	6,9%
Assistance	2,8%	3,1%
Total	100,0%	100,0%

	30.06.03	30.06.02
France	59,8%	62,0%
Europe outside France	31,8%	28,6%
South America	4,5%	5,9%
Other countries	3,9%	3,5%
Total	100,0%	100,0%

Breakdown of Group premium income by country

in millions of euros	30.06.03	30.06.02	% chg. (unadj.)	% chg. proforma and const. FX
France	**4 945.7**	**4 693.8**	**5.4%**	**5.4%**
Life & health	*2 511.9*	*2 542.2*	*-1.2%*	*-1.2%*
Property & casualty	*2 433.8*	*2 151.6*	*13.1%*	*13.1%*
Belgium	**450.8**	**422.0**	**6.8%**	**6.8%**
Life & health	*259.1*	*252.5*	*2.6%*	*2.6%*
Property & casualty	*191.7*	*169.5*	*13.1%*	*13.1%*
Netherlands	**912.4**	**837.1**	**9.0%**	**9.0%**
Life & health	*339.8*	*341.6*	*-0.5%*	*-0.5%*
Property & casualty	*572.6*	*495.5*	*15.6%*	*15.6%*
Spain	**636.3**	**553.6**	**14.9%**	**14.9%**
Life & health	*186.0*	*162.6*	*14.4%*	*14.4%*
Property & casualty	*450.3*	*391.0*	*15.2%*	*15.2%*
Europe – other countries	**8.9**	**48.9**	**-81.8%**	**-35.6%**
Life & health	*8.1*	*30.8*	*-73.7%*	*-18.1%*
Property & casualty	*0.8*	*18.1*	*-95.6%*	*-80.5%*
TOTAL Europe excl. France	**2 008.4**	**1 861.6**	**7.9%**	**9.9%**
Life & health	*793.0*	*787.5*	*0.7%*	*3.4%*
Property & casualty	*1 215.4*	*1 074.1*	*13.2%*	*14.6%*
Argentina	**25.0**	**14.2**	**76.1%**	**62.0%**
Life & health	*1.2*	*0.8*	*50.0%*	*37.5%*
Property & casualty	*23.8*	*13.4*	*77.6%*	*63.4%*
Chile	**24.6**	**52.4**	**-53.1%**	**-41.5%**
Life & health	*0.3*	*22.6*	*-98.7%*	*-98.4%*
Property & casualty	*24.3*	*29.8*	*-18.5%*	*-6.7%*
Brazil	**203.8**	**231.6**	**-12.0%**	**1.7%**
Life & health	*70.4*	*74.0*	*-4.9%*	*10.0%*
Property & casualty	*133.4*	*157.6*	*-15.4%*	*-2.2%*
Venezuela	**38.5**	**38.7**	**-0.5%**	**48.6%**
Life & health	*10.3*	*10.4*	*-1.0%*	*48.1%*
Property & casualty	*28.2*	*28.3*	*-0.4%*	*48.8%*
Colombia	**96.6**	**129.3**	**-25.3%**	**5.3%**
Life & health	*42.6*	*63.6*	*-33.0%*	*-5.5%*
Property & casualty	*54.0*	*65.7*	*-17.8%*	*15.8%*
TOTAL South America	**388.5**	**466.2**	**-16.7%**	**4.0%**
Life & health	*124.8*	*171.4*	*-27.2%*	*-5.2%*
Property & casualty	*263.7*	*294.8*	*-10.5%*	*9.2%*
Other countries	**167.1**	**146.0**	**14.5%**	**10.9%**
Life & health	*53.4*	*47.5*	*12.4%*	*16.8%*
Property & casualty	*113.7*	*98.5*	*15.4%*	*8.2%*
Total excl. France	**2 564.0**	**2 473.8**	**3.6%**	**8.9%**
Life & health	*971.2*	*1 006.4*	*-3.5%*	*2.6%*
Property & casualty	*1 592.8*	*1 467.4*	*8.5%*	*13.1%*
Total premium income	**7 509.7**	**7 167.6**	**4.8%**	**6.6%**
Life & health	*3 483.1*	*3 548.6*	*-1.8%*	*-0.1%*
Property & casualty	*4 026.6*	*3 619.0*	*11.3%*	*13.1%*
Assistance	**244.5**	**248.3**	**-1.5%**	**1.7%**
Credit insurance	**936.9**	**549.1**	**70.6%**	**3.3%**
Consolidated insurance revenue	**8 691.1**	**7 965.0**	**9.1%**	**6.1%**
Other businesses	16.3	16.3	**0.0%**	**3.8%**
Banking and financial activities	825.0	799.8	**3.2%**	**3.1%**
Total	**9 532.4**	**8 781.1**	**8.6%**	**5.8%**

Conversion of H1 2002 premium income from unadjusted to proforma basis

in millions of euros		Insurance			Banking	Other activities	TOTAL
		Premiums written	Other services	Sub-total	Gross interest income	Revenues	
Premium income (unadjusted) as at 30 June 2002	**A**	**7 831.8**	**133.2**	**7 965.0**	**799.8**	**16.3**	**8 781.1**
Correction to published premium income	B						
Premium income (revised) as at 30 June 2002	**A+B**	**7 831.8**	**133.2**	**7 965.0**	**799.8**	**16.3**	**8 781.1**
Methodology change at Mundialis (Cobac) in 3/2003	C	0.5		0.5			0.5
Hermes consolidated as of 1/7/2002		344.5	31.8	376.3			376.3
Disposal of Phenix (Switzerland)		(34.3)		(34.3)			(34.3)
Arab International Insurance consolidated (Egypt)		8.5		8.5			8.5
Disposal of AGF Allianz Chile Vida as of 1/4/2003		(4.4)		(4.4)			(4.4)
Royal Nederland Fondsen Beheer consolidated via merger with Holland Beleggingsgroep					1.7		1.7
AGF Clearing segment change					0.2		0.2
Traktir consolidated as of 31/12/2002						0.3	0.3
Santéclair consolidated as of 1/1/2003						1.3	1.3
Disposal of Akkerman Van Elten						(1.5)	(1.5)
Merger of ZA Hypotheken and Allianz Leven						(0.7)	(0.7)
Total change in scope of consolidation		**314.8**	**31.8**	**346.6**	**1.9**	**(0.6)**	**347.9**
Proforma premium income as at 30 June 2002	**A+B+C**	**8 146.6**	**165.0**	**8 311.6**	**801.7**	**15.7**	**9 129.0**

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr

Marc de Pontevès 33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr

Vincent Foucart 33 (0)1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97 augusbe@agf.fr

Agnès Miclo 33 (0)1 44 86 31 62 Micloa@agf.fr

Anne-Sandrine Cimatti 33 (0)1 44 86 67 45 Cimatti@agf.fr

Séverine David 33 (0)1 44 86 38 09 Davidse@agf.fr

File No. 82-4517



PRESS RELEASE

Paris, August 7th 2003

AGF Belgium sells its AGF Belgium Bank subsidiary to ING Belgium

AGF Belgium has reached an agreement to sell its subsidiary, AGF Belgium Bank, to ING Belgium. This transaction is part of AGF Group's strategy to refocus on its core businesses - life insurance and property & casualty insurance - and to optimise its allocation of capital. The sale will allow AGF Group to reduce by 45mn euros the capital allocated to the Belgium activities.

Until now, AGF Belgium Bank has supported AGF Belgium's activities by distributing banking products and services through a network of 250 independent agents. As of 31 December 2002, AGF Belgium Bank had savings deposits of 536 mn euros and 333 mn euros in outstanding loans, including 268 mn euros in mortgage loans. The Bank posted a small loss in 2002.

Although banking products and services are an integral part of AGF Group's strategy to offer a comprehensive range of insurance and financial services, maintaining control of AGF Belgium Bank is no longer warranted. Moreover, AGF Belgium Bank did not have the necessary critical mass.

As a result, AGF Belgium chose a partner for its banking arm that shares its vision of support to an independent brokerage network and offers a high-quality range of banking services to that network.

AGF Belgium has chosen to sell its AGF Belgium Bank subsidiary to ING Belgium. In a later phase, AGF Belgium Bank's activities will be merged with Record, the second-largest Belgian banking division of the ING Group. As a savings bank, Record does not distribute or promote insurance products.

The sale will take effect after the due diligence period and after approval by the "Commission Bancaire et Financière", the Dutch Finance Ministry and the "Conseil de la Concurrence".

AGF investor contacts:

Name	Contact
Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Marc de Pontevès	33(0) 1 44 86 20 99 marc.de_ponteves@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Name	Contact
Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97
Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr


AGF

Paris, 13 August 2003

PRESS RELEASE

Preliminary half-year results at 30 June 2003 :
Net income group share totals around €490m
Group's combined ratio at 102.6%
ROE[1] stands around 16.6%
NAV amounts close to 38.5€ per share

Preliminary half-year 2003 results

In view of the current process in the closing of the accounts and after examination by the Audit Committee mandated by the Board of Directors, AGF is able to announce as preliminary results the following items:

Net Income, ROE, NAV and Investment Income

- Consolidated net income group share totalled approximately €490m, or €2.86 per share[2], up 35% (up 17% on a comparable basis as pro-forma net income at 30 June 2002 totalled €419m, vs. €364m published owing to a €55m restatement in the provision for liquidity risk).
- Accordingly, the Group's first-half ROE neared 16.6%.
- Group net asset value should total €6.6bn, or €38.5 per share, representing an increase of 8.4% vs. 31 December 2002.
- In line with the conservative provisioning policy adopted for the closing of the 2002 annual accounts, the calculation of the provision for permanent write-downs resulted in a net gain of €33m due to additional allowances and write-backs on notably the sale of certain securities. Nevertheless, the 31 December 2002 treatment of the provision for liquidity risk was maintained and generated an additional allowance of €91m. Consequently, allowances for asset write-downs were limited to €58m, vs. €980m at 31 December 2002.
- The first half of 2003 benefited from the realisation of significant capital gains, chiefly from the sale of the stake in Credit Lyonnais for €904m. While no recurrence of this level of capital gains is expected to be realised in the second half, this operation should enable to continue active management of the equity portfolio. In life insurance, this operation was accompanied by the booking of a €450m allowance for the unallocated profit sharing reserve earmarked primarily to fund the costs of policyholders profit sharing in the second half. In property and casualty insurance, first-half underlying profit[3] benefited from a non-recurring level of investment revenue.

---

[1] on an annualised basis
[2] non diluted
[3] net income before exceptionnal items, goodwill and tax

Underlying profit

- The underlying profit of operating companies advanced 53%[1] y-o-y to approximately €795m.
- In property and casualty insurance, underlying profit was up 70%[1] to approximately €370m, marking the success of measures to turn operating profit around. In France, the combined ratio for all activities[2] totalled 103.8%, vs. 112.2% at 31 December 2002, while the combined ratio for international activities[2] stood at 100.7%, compared with 104.5% at 31 December 2002. Consequently the Group had a combined ratio[2] of 102.6% at 30 June 2003, vs. 109.4% six months earlier.
- In life and health insurance, underlying profit increased 27%[1] to approximately €300m. In life and health insurance in France, AGF's strategy has spurred improvement in margins while maintaining mathematical reserves growth. At 30 June 2003, the cost to mathematical reserves ratio[3] was down 10 basis points to 0.8%, while investment income minus payments to policyholders after allowance for unallocated profit sharing reserve[3] improved 10 basis points to 0.7%. Mathematical reserves are up more than 2% on euro-denominated contracts, especially as a result of a 10bp decline in the surrender rate[3] to 1.3%.
- In credit insurance, underlying profit rose 17%[4] to approximately €40m. A selective underwriting policy and continued technical improvements propelled the combined ratio of the new Euler Hermès entity to approximately 85%.
- Assistance activities reported strong resilience in underlying profit, which totalled around €7m.
- Banking and financial services activities posted a sharp increase in underlying profit to approximately €60m on the back of a strong performance by Entenial, the newly positive contribution from Banque AGF (a year ahead of schedule), and the rise in income from asset management activities.

Ongoing optimisation of allocated capital

AGF continues to focus the Group on strategic activities and optimising allocated capital.

To this end, AGF is committed to reducing its exposure to banking risks through the planned disposals of Entenial and AGF Belgium Banque. AGF has also lowered its allocation to life insurance activities in Latin America by selling its Chilean life insurance subsidiary. In addition, AGF is currently negotiating the sale of its life insurance and asset management activities in Brazil. Lastly, AGF sold brokerage operations in the Netherlands.

These operations illustrate the ongoing efforts of the Group to rationalise its capital allocation and strengthen its solvency.

[1] vs. pro-forma 30.June.2002
[2] calculation based on the statutory accounts
[3] calculation based on the statutory accounts and compared to pro-forma 30.June.2002
[4] excluding Hermes integration effect

Outlook for 2003

Having reached the end of the first half of 2003, AGF remains confident in achieving its combined ratio targets. The first six months of year benefited from favourable investment income developments, leading to net profit of approximately €490m. In the absence of erosion in financial markets and of any exceptional event during the second half, continued improvement in technical results could allow AGF to reach at year end a net income above 650 ME.

A detailed presentation of the first-half accounts shall be issued in the form of a press release on Wednesday, 24 September 2003, before market opening. It will be followed by a press conference and an analysts meeting in Paris in the morning, and another analysts meeting in London in the afternoon. That meeting will be rebroadcast on the Internet.

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25
jean-michel.mangeot@agf.fr

Marc de Pontevès 33 (0)1 44 86 20 99
marc.de_ponteves@agf.fr

Vincent Foucart 33 (0)1 44 86 29 28
vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97
augusbe@agf.fr

Agnès Miclo 33 (0)1 44 86 31 62
Micloa@agf.fr

Anne-Sandrine Cimatti 33 (0)1 44 86 67 45
Cimatti@agf.fr

Séverine David 33 (0)1 44 86 67 45
Davidse@agf.fr